UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
Ivanhoe Mines Ltd.

(Name of Issuer)
Common Shares, without par value

(Title of class of securities)
46579N

(CUSIP Number)
Ben Mathews
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
+44 (0) 20 7781 2058

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copy to:
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
+44 (0) 20 7456 3223
December 8, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See § 240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		306,828,533 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

306,828,533 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

306,828,533 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.4 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		306,828,533 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

306,828,533 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

306,828,533 (see Items 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.4 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

Item 1. Security and Issuer.
This Amendment No. 9 to Schedule 13D (the “Schedule 13D”) amends and restates in its entirety the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006 and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010 and September 13, 2010 with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 2. Identity and Background.
This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, and RTIH, a company incorporated under the laws of England and Wales.
Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group.
The principal executive office of Rio Tinto is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom. The principal executive office of RTIH is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.
The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Rio Tinto and RTIH are set forth in Schedule A hereto and are incorporated by reference herein.
During the last five years, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Rio Tinto and RTIH have entered into a Joint Filing Agreement, dated November 3, 2006, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act 1934, as amended (the “Exchange Act”).
Item 3. Source and Amount of Funds or Other Consideration.
On October 18, 2006, RTIH and the Company entered into a Private Placement Agreement (as amended by the Amending Agreement, dated November 16, 2006, between RTIH and the Company (the “First Amending Agreement”) and the Amending and Additional Rights Agreement, as defined below, the “Private Placement Agreement”), a copy of which is attached as Exhibit B to the original Schedule 13D. The description of the Private Placement Agreement contained herein is qualified in its entirety by reference to Exhibit B, the First Amending Agreement and the Amending and Additional Rights Agreement, which are incorporated herein by reference.
First Tranche Private Placement
Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH 37,089,883 Shares (the “First

Tranche Private Placement Shares”), representing upon completion, 9.95 per cent of the outstanding Shares, at an issue price of US$8.18 per First Tranche Private Placement Share for an aggregate subscription price of US$303,395,242.94 in cash. The closing of the purchase and sale of the First Tranche Private Placement Shares occurred on October 27, 2006 (the “First Closing Date”).
The funds for the subscription price for the First Tranche Private Placement Shares were obtained by RTIH from the working capital of Rio Tinto.
Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH, immediately after the issue of the First Tranche Private Placement Shares:
(i)	non-transferable share purchase warrants (the “Series A Warrants”), exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 46,026,522 Shares, and

(ii)	non-transferable share purchase warrants (the “Series B Warrants”), exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 46,026,522 Shares, for an aggregate subscription price of US$1,000 in cash.
The Series A Warrants and the Series B Warrants were issued to RTIH at a closing that occurred on the First Closing Date.
The funds for the subscription price for the Series A Warrants and the Series B Warrants were obtained by RTIH from the working capital of Rio Tinto.
Second Tranche Private Placement
Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH, an additional 46,304,473 Shares (the “Basic Second Tranche Private Placement Shares”), at a price of US$8.38 per Basic Second Tranche Private Placement Share for an aggregate subscription price of US$388,031,483.74 in cash. The closing of the purchase and sale of the Basic Second Tranche Private Placement Shares occurred on October 27, 2009 (the “Second Closing Date”). On the Second Closing Date, the Basic Second Tranche Private Placement Shares represented approximately 9.8 per cent of the outstanding Shares.
RTIH obtained the funds for the subscription price for the Basic Second Tranche Private Placement Shares from the working capital of Rio Tinto
Series A Warrants and Series B Warrants
The Series A Warrants were exercised in full on June 29, 2010. The total cash consideration paid by RTIH to Ivanhoe was US$393,066,497.88. The 46,026,522 Shares issued upon the exercise of the Series A Warrants represented at the time approximately 7.3 per cent of the outstanding Shares. The funds for the exercise of the Series A Warrants were obtained by RTIH from the working capital of Rio Tinto.
A portion of the Series B Warrants will be exercised as part of the December 2010 Heads of Agreement, as described below. Each of the remaining Series B warrants, subject to adjustment in accordance with its terms, will be exercisable to purchase one Share at a price of:

(i)	US$8.88 after the 365th day until the 545th day following the third anniversary of the First Closing Date (the “Warrant Determination Date”), and

(ii)	US$9.02 after the 545th day until the 725th day following the Warrant Determination Date.
Under the December 2010 Heads of Agreement, as described below, RTIH has agreed to exercise the remaining Series B Warrants on or before January 18, 2012. RTIH expects to obtain the funds for the purchase price payable upon the exercise of the remaining Series B Warrants from the working capital of Rio Tinto.
The remaining Series B Warrants are non-transferable by RTIH except to other members of the Rio Tinto group.
Preemptive and Anti-Dilution Rights
Pursuant to the Private Placement Agreement, RTIH has the right to acquire additional securities and participate in future financings by the Company, so as to maintain its proportional equity interest in the Company. RTIH is also entitled to anti-dilution rights in respect of its remaining warrants.
Convertible Credit Arrangement
On September 11, 2007, RTIH and the Company executed a legally binding Heads of Agreement (the “Heads of Agreement”), pursuant to which RTIH provided the Company with a US$350 million non-revolving convertible credit facility (the “Facility”), upon the terms and subject to the conditions set forth in the Heads of Agreement. A copy of the Heads of Agreement is attached as Exhibit F to the amended Schedule 13D. The description of the Heads of Agreement contained herein is qualified in its entirety by reference to Exhibit F, which is incorporated herein by reference.
On October 24, 2007, RTIH and the Company entered into an Amending and Additional Rights Agreement (the “Amending and Additional Rights Agreement”), pursuant to which RTIH and the Company amended the Private Placement Agreement to give effect to certain terms from the Heads of Agreement. A copy of the Amending and Additional Rights Agreement is attached as Exhibit G. On October 24, 2007, RTIH and the Company also entered into a Credit Agreement (the “Credit Agreement”) with respect to the Facility. A copy of the Credit Agreement is attached as Exhibit H.
Together, the Amending and Additional Rights Agreement and the Credit Agreement supersede virtually all of the provisions in the Heads of Agreement. The description of the Amending and Additional Rights Agreement and the Credit Agreement contained herein is qualified in its entirety by reference to Exhibits G and H, which are incorporated herein by reference.
On September 13, 2010, RTIH acquired 40,083,206 Shares of the Company in accordance with the terms of the Facility which matured on September 12, 2010 (the (“Maturity Date”). The outstanding principal and accrued interest (US$400,832,056) under the Facility converted on maturity into Shares at a price of US$10.00 per share.
Pursuant to the Amending and Additional Agreement, on the October 24, 2007, the Company issued to RTIH, and RTIH subscribed for, share purchase warrants (the “Series C Warrants”) exercisable to purchase an additional 35,000,000 Shares for an aggregate subscription price of US$1,000. RTIH obtained the funds for the purchase of the Series C Warrants from the working capital of Rio Tinto. Subject to customary adjustment for corporate actions, each Series C Warrant will be exercisable at a price of US$10.00 per Share during the period commencing on October 24, 2007 and ending five years thereafter. Under the December 2010 Heads of Agreement, as described below, RTIH has agreed to exercise the Series C Warrants on or before January 18,

2012.. RTIH expects to obtain the funds for the purchase price payable upon the exercise of the Series C Warrants from the working capital of Rio Tinto.
Equipment Arrangement
On February 26, 2010, RTIH and Rio Tinto Alcan Pte Ltd. (“Rio Alcan”), a wholly-owned subsidiary of Rio Tinto, entered into a legally binding heads of agreement with the Company and certain others pursuant to which Rio Alcan agreed to acquire 15,000,000 Shares (the “Equipment Sale Shares”), representing upon issuance 2.7% of the outstanding Shares, at a price of Cdn$16.31 per Share for total consideration of Cdn$244,650,000 (the “Acquisition”). The Shares were issued by the Company to Rio Alcan in satisfaction of the purchase price for the purchase by the Company from Rio Alcan of certain key mining and milling equipment (and the contractual right to delivery of certain other equipment which has not yet been fully constructed) for the OT Project.
The equipment and contractual rights were originally acquired by Rio Alcan from the Company in 2008. By acquiring the equipment at that time, Rio Alcan provided the Company with the funds necessary for the ongoing development of the OT Project and maintained the critical long lead manufacturing time for the equipment.
December 2010 Heads of Agreement
On December 8, 2010, RTIH entered into a legally binding heads of agreement (including all schedules attached thereto, the “December 2010 Heads of Agreement”) with the Company. The description of the December 2010 Heads of Agreement contained herein is qualified in its entirety by reference to Exhibit I, which is incorporated herein by reference.
Pursuant to the December 2010 Heads of Agreement:
(i)	RTIH agreed to support the proposed offering (the “Rights Offering”) by the Company to holders of outstanding Shares of rights to subscribe for Shares (“Rights”) substantially on the terms described in the Company’s preliminary short form prospectus dated October 18, 2010 by exercising all of the Rights to be issued to it prior to the expiry date of the Rights. The Company has agreed that (A) it will issue Rights sufficient to generate aggregate gross subscription proceeds of between US$1.0 billion and US$1.2 billion, (B) the subscription price for the Rights will be at a discount, as determined by the Company, in the range of 40 per cent. to 50 per cent. to US$25.76 to the volume weighted average price of the Company’s Shares on the New York Stock Exchange on the twenty (20) trading days immediately before December 8, 2010 and (C) the Rights Offering will not be subject to a minimum subscription condition;

(ii)	RTIH and the Company agreed to amend RTIH’s existing warrants to purchase Shares, comprising Series B Warrants, Series C Warrants and Type B, Series 1 Warrants (collectively, the “Warrants”) to correct the adjustment provision and provide that the number of Shares acquirable upon the exercise of the Warrants subsequent to the completion of certain events (including the Rights Offering) shall be adjusted by multiplying the number of Shares acquirable upon the exercise of the Warrants immediately prior to such adjustment by a fraction which shall be the number of Shares outstanding immediately after the completion of such event divided by the number of Shares outstanding immediately prior to the effective date or record date of such event;

(iii)	RTIH agreed to exercise 33,783,784 of its existing Series B Warrants and thereby subscribe for 33,783,784 Shares at an exercise price of US$8.88 per Share or US$300,000,002 in the aggregate;

(iv)	RTIH agreed to exercise its remaining 12,242,738 Series B Warrants, 35,000,000 Series C Warrants and the 720,203 Type B, Series 1 Warrants in accordance with funding requests for the Company’s OT Project that the Company may make from time to time as provided for in the December 2010 Heads of Agreement and in any event by no later than January 18, 2012 and;

(v)	in consideration for a subscription price of US$1,000, RTIH agreed to subscribe for, and the Company agreed to issue to RTIH, a right exercisable from time to time to subscribe for Shares (the “Subscription Right”). The price per Share under the Subscription Right will be the volume weighted average price of Shares on the Toronto Stock Exchange on the five (5) trading days immediately before the applicable date of exercise. The Subscription Right will terminate upon the earlier of (A) termination of the standstill in Section 6.1 of the Private Placement Agreement pursuant to Section 20 of the Amending and Additional Rights Agreement and (B) January 18, 2012. Rio Tinto will not be permitted to subscribe for Shares under the Subscription Right if, immediately following such subscription, Rio Tinto and all persons with whom Rio Tinto is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under applicable law, to beneficially own, or exercise control or direction over, more than a number of Shares that would equal (C) 49 per cent. of the then outstanding Shares less (D) the amount, if any, by which 3,700,000 exceeds the number of Shares acquired by Rio Tinto and all persons with whom Rio Tinto is acting jointly or in concert from any person (other than Shares acquired from (I) Robert M. Friedland in accordance with the RMF Share Purchase Agreement (as defined below), (II) Citibank, N.A. in accordance with the Citi Share Purchase Agreement and (as defined below) (III) the Company between December 8, 2010 and the termination of the Subscription Right. The funds for the purchase of the Subscription Right are expected to be obtained by RTIH from the working capital of Rio Tinto.
RMF Share Purchase Agreement
On December 8, 2010, RTIH entered into a share purchase agreement (the “RMF Share Purchase Agreement”) with Robert M. Friedland a copy of which is attached as Schedule H to Exhibit I, which is incorporated herein by reference.
Pursuant to the RMF Share Purchase Agreement, RTIH agreed to purchase from Robert M. Friedland 10,000,000 Shares (the “RMF Shares”). The price per RMF Share under the RMF Share Purchase Agreement is US$25.344, being the simple average of the closing price of Shares on the New York Stock Exchange on the twenty (20) trading days preceding December 8, 2010. The funds for the purchase of the RMF Shares are expected to be obtained by RTIH from the working capital of Rio Tinto.
Citi Share Purchase Agreement
On December 8, 2010, RTIH entered into a share purchase agreement (the “Citi Share Purchase Agreement”) with Citibank N.A., a copy of which is attached as Schedule I to Exhibit I, which is incorporated herein by reference.
Pursuant to the Citi Share Purchase Agreement, RTIH agreed to purchase from Citibank, N.A. 10,000,000 Shares (the “Citi Base Shares”) plus a number of additional Shares (the “Citi Additional Shares”) equal to (i) 10,000,000 divided by (ii) the number of Rights required to be held by a holder that would entitle such holder to subscribe for one Share under the terms of the Rights Offering (collectively, the “Citi Shares”). The price per Citi Base Share under the Citi Share Purchase Agreement is US$25.344, being the same price per share as calculated under the RMF Share Purchase Agreement. The price per Citi Additional Share under the Citi Share Purchase

Agreement will be the subscription price per Share under the Rights Offering. The funds for the purchase of the Citi Base Shares are expected to be obtained by RTIH from the working capital of Rio Tinto.
The closing of the transactions contemplated by the December 2010 Heads of Agreement and RMF Share Purchase Agreement is expected to occur on or about December 15, 2010. The closing of the transactions contemplated by the Citi Share Purchase Agreement is expected to occur on the completion of the Rights Offering.
Item 4. Purpose of Transaction.
The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.
RTIH has entered into the Private Placement Agreement to acquire a strategic stake in the Company in order to jointly develop and operate the OT project.
In addition, RTIH has entered into the December 2010 Heads of Agreement, the RMF Share Purchase Agreement and the Citi Share Purchase Agreement to (i) assume management of the OT Project, (ii) provide the OT Project with a comprehensive financing package and (iii) secure the right to increase its ownership of Shares to 49 per cent.
Board of Directors
Pursuant to the Private Placement Agreement, at all times, the board of directors of the Company will consist of at least ten (10) directors.
From and after the First Closing Date, RTIH will be entitled (but not obliged) to nominate a number of qualified individuals (each, a “Rio Tinto Representative”) for appointment or election, from time to time, to the board of directors of the Company, as a proportion of the board of directors of the Company (the “Proportionate Number of Directors”), as is equal to the percentage of issued and outstanding Shares held by RTIH and its affiliates at that time (disregarding any unissued Shares underlying any unexercised Series A Warrants or Series B Warrants). Where such calculation results in the Proportionate Number of Directors not being a whole number, such Proportionate Number of Directors will be rounded up to the nearest whole number where such calculation ends with a figure .5 or greater and will be rounded down to the nearest whole number where such calculation ends with a figure less than .5.
At all times, RTIH will be entitled to nominate as one of its Rio Tinto Representatives an individual who is not qualified as an independent director (defined as a director who is independent within the meaning of Multilateral Instrument 52-110 Audit Committees of the Canadian securities regulatory authorities, as amended, and who meets the equivalent independence criteria prescribed under US securities laws and the listing or marketplace rules of the New York Stock Exchange or Nasdaq, to the extent applicable to the Company). If at any time RTIH is entitled to nominate more than one Rio Tinto Representative, then not less than one half of such Rio Tinto Representatives must qualify as independent directors.
In addition, for as long as RTIH remains entitled to nominate at least one Rio Tinto Representative to the Company’s board of directors, RTIH will be entitled to nominate a Rio Tinto Representative selected by RTIH to the Company’s audit committee provided that such Rio Tinto Representative is an independent director and financially literate.
The parties have agreed that the Company’s board of directors shall consist of 14 directors.
Preemptive Rights

Pursuant to the Private Placement Agreement, if, at any time after the First Closing Date, the Company proposes, or becomes obliged, to issue any Shares (other than the issuance of Shares pursuant to certain exempt transactions) (“Dilutive Issuer Shares”), RTIH will have the right to purchase a number of additional Shares (the “Anti-Dilution Shares”) so as to maintain its proportional equity interest in the Company.
Pursuant to the Private Placement Agreement, if, at any time prior to October 24, 2012, RTIH exercises its right to purchase all or part of the Anti-Dilution Shares to which it is entitled, RTIH will also be entitled to receive, for no additional consideration, a number of additional share purchase warrants (the “Anti-Dilution Warrants”) that would result in RTIH having the right to acquire, pursuant to the exercise or conversion of all outstanding Convertible Securities beneficially owned by one or more members of the Rio Tinto group, a number of Shares that, upon issuance, would represent the same percentage of the outstanding Shares that RTIH would have beneficially owned if all of the then outstanding Convertible Securities beneficially owned by one or more members of the Rio Tinto group had been fully exercised immediately before the issuance of the Dilutive Issuer Shares and Anti-Dilution Shares. Each Anti-Dilution Warrant will entitle RTIH to purchase one Share at a price equal to the issue price per share of the Anti-Dilution Shares. If, when the Anti-Dilution Warrants are issued, any Series A Warrants remain unexercised and outstanding, that number of the Anti-Dilution Warrants bearing the same proportion as such outstanding number of Series A Warrants bears to the total number of Series A Warrants and Series B Warrants outstanding will have the same terms and attributes as the Series A Warrants and the remainder of the Anti-Dilution Warrants will have the same terms and attributes as the Series B Warrants, provided that, notwithstanding the foregoing, the expiry date of the Anti-Dilution Warrants will be at least one year from the date of issuance.
If, at any time on or after the fifth anniversary of the First Closing Date, RTIH and its affiliates beneficially own, in the aggregate, a number of Shares representing less than 7.5 per cent of the total number of Shares issued and outstanding at such time, all of RTIH’s preemptive rights will immediately terminate and be of no further force or effect.
Equity Financing Right of First Offer
The Amending and Additional Rights Agreement provides that, if, at any time and from time to time until October 24, 2012, the Company is contemplating to, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or or any securities convertible into or exchangeable for Shares (“Convertible Securities”) to any person other than a member of the Rio Tinto group in any transaction (an “Equity Financing Transaction”), except for certain exempt transactions, the Company may only effect such Equity Financing Transaction subject to a right of first offer of RTIH (the “Right of First Offer”), exercisable within 30 days of receipt of written notice (the “Financing Notice”) of the contemplated Equity Financing Transaction (the “Exercise Period”). If the Right of First Offer is not exercised by RTIH prior to the expiry of the Exercise Period, the Company will have the right for a period of 60 days following the Exercise Period (the “Closing Period”) to issue all, but not less than all, of the Shares or Convertible Securities to the person or persons named in the Financing Notice for cash consideration having a value equal to or higher than the value of the cash consideration for which the Company offered the Shares or Convertible Securities to RTIH and on terms and conditions no less favourable to the Company than those set out in the Financing Notice.
Restrictions on Share Acquisitions and Dispositions
Pursuant to the December 2010 Heads of Agreement there are certain restriction on Share acquisitions by RTIH (as described below). These restrictions will not apply to the acquisition by

RTIH of any Shares that Robert M. Friedland beneficially owns, directly or indirectly, pursuant to any rights of first refusal in favour of RTIH arising under the Shareholders’ Agreement between Robert M. Friedland and RTIH, dated October 18, 2006 (the “Shareholders’ Agreement”), a copy of which is attached as Exhibit C to the original Schedule 13D. These restrictions will also not apply to the acquisition by RTIH of any Shares that the Company may sell pursuant to the Right of First Offer.
If, at any time, a person or persons jointly or in concert (other than a member of the Rio Tinto group or a person that is not at arm’s length to the Rio Tinto group), publicly announces its intention to commence a transaction which would result, if consummated, in any person, or group of persons acting jointly or in concert, acquiring beneficial ownership of more than 50 per cent of the outstanding Shares (a “Change of Control” and such transaction, a “Company Control Transaction”), or the Company publicly announces that its board of directors has approved an agreement which contemplates a Company Control Transaction, the Rio Tinto group will be immediately released from the foregoing restrictions but only for the limited purpose of giving the Rio Tinto group a reasonable opportunity to propose to the Company and/or commence an alternative Company Control Transaction. Unless a Company Control Transaction results in a Change of Control within 75 days after the Rio Tinto group is released from the foregoing restrictions or, after the end of such period, RTIH or any of its affiliates is actively pursuing an alternative Company Control Transaction that was commenced during such period, such restrictions will be deemed to have been re-imposed as of the later of the end of such 75 day period and the date that RTIH or any such affiliate completes or ceases actively pursuing its alternative Company Control Transaction, pending their expiry or the public announcement of another Company Control Transaction as contemplated above. For the purposes of the foregoing:
(i)	RTIH or any of its affiliates will be deemed to be actively pursuing an alternative Company Control Transaction at a particular time if, at that time, RTIH or any such affiliate has made a “formal bid” (as defined under Canadian securities laws) that has not expired for a sufficient number of Shares to effect a Change of Control or RTIH or any such affiliate is engaged in active negotiations with the Company with respect to such alternative Company Control Transaction, and

(ii)	nothing in the Shareholders’ Agreement will be construed as creating a non-arm’s length relationship between the parties to the Shareholders’ Agreement or their respective affiliates.
Pursuant to the Private Placement Agreement, until the first anniversary of the First Closing Date, RTIH has agreed that the Rio Tinto group will not, except (i) pursuant to a Company Control Transaction, (ii) with the prior written consent of the Company, or (iii) to any person who is a member of the Rio Tinto group, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, make any short sale, transfer, assign, gift, enter into any derivative transaction in respect of, or otherwise dispose of, alienate or create any encumbrance in respect of (or announce any intention to effect the foregoing) (any of the foregoing, a “Transfer”) any Shares or Convertible Securities (or any voting rights or other rights attributable thereto) beneficially owned, directly or indirectly, by the Rio Tinto group, whether presently owned or subsequently acquired, or in respect of which the Rio Tinto group exercises control or direction.
Thereafter, until the fifth anniversary of the date of the Private Placement Agreement, if RTIH intends to Transfer Shares representing 5 per cent or more of the total number of Shares then issued and outstanding to any person other than (i) a member of the Rio Tinto group, or (ii) an institutional investor who meets certain prescribed criteria under the Private Placement Agreement, and the proposed Transfer is not being made pursuant to a Company Control

Transaction, the Company will have the right, for a period of not less than 60 days, to arrange for the sale of such Shares to a third party selected by the Company in its absolute discretion and reasonably acceptable to RTIH, on the same terms upon which RTIH intended to sell such Shares, failing which RTIH will be free to sell such Shares.
If, at any time, the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over (assuming the conversion, exchange or exercise of all Convertible Securities held by them), more than 46.65 per cent of the then issued and outstanding Shares, the restrictions described in the previous two paragraphs will not apply to the Transfer of any Shares by any of them provided that after such Transfer the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert continue to beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over (assuming the conversion, exchange or exercise of all Convertible Securities held by them), more than 45 per cent of the then issued and outstanding Shares.
Divestiture of Non-Core Assets
Pursuant to the Private Placement Agreement, the Company has agreed to consult with RTIH in good faith and to use its best efforts to formulate timetables and strategies for the orderly disposition of all of its non-core assets situated outside of Mongolia as soon as reasonably practicable, having regard to the best interests of the holder of Shares as a whole. The Company has agreed to use its best efforts to divest itself of such other non-core assets in accordance with such timetables and strategies, provided that the precise timing and terms of any such disposition by Company will be subject to the prior approval of the Company’s board of directors in its absolute and exclusive discretion, acting reasonably and in good faith.
December 2010 Heads of Agreement
Under the December 2010 Heads of Agreement, among other things:
(i)	the parties agreed to act together diligently and in good faith to negotiate a comprehensive US$3.6 billion project financing package for the OT Project acceptable to both the Company and RTIH, each acting reasonably (the “OT Project Financing”);

(ii)	the parties agreed to certain governance arrangements in respect of the OT Project and that a wholly-owned subsidiary of Rio Tinto will be appointed to manage, supervise and conduct all matters and activities related to the OT Project;

(iii)	the parties agreed to suspend their arbitration proceedings regarding the Company’s shareholder rights plan and the standstill provisions in the Private Placement Agreement for a six (6) month period commencing on December 8, 2010, subject to certain exceptions;

(iv)	the Company agreed that, until January 18, 2014, it would not, without RTIH’s consent, directly or indirectly transfer or encumber the OT Project’s assets or properties or the revenues or cash flows derived therefrom or enter into any transaction, whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise, whereby all or substantially all of the assets, property, effects or undertaking of Ivanhoe or certain of its subsidiaries would become the property of any other person (the “No-Sale Covenant”);

(v)	the Company and RTIH will form a working group to study and consider proposals for power, infrastructure and smelting for the OT Project.

(vi)	subject to RTIH’s consent, not to be unreasonably withheld, the Company will have the right to sell its existing net smelter returns entitlement to a third party acquiror without regard to RTIH’s right of first refusal under the Private Placement Agreement provided that the Company receives gross proceeds of at least US$600 million of which at least two-thirds of such proceeds are cash; and

(vii)	the Company will enter into an acknowledgement agreement with Rio Alcan pursuant to which the Company and Rio Alcan will acknowledge and agree that each of the covenants of the Company (the “CAAA Covenants”) in the Contract Assignment Arrangement Agreement dated August 13, 2008 between Rio Alcan, OT LLC and the Company will expire on January 18, 2012.
Further, under the December 2010 Heads of Agreement the parties agreed to amend to standstill in Section 6.1 of the Private Placement Agreement (the “Standstill”) to provide that, until January 18, 2012, and subject to certain exceptions, Rio Tinto will not, except with the prior approval of the Company by way of resolution passed by the Company’s board of directors acting by simple majority:
(i)	engage in any Specified Activity[1]; or

(ii)	directly or indirectly acquire, alone or jointly or in concert with any other person, any Shares if, immediately following such acquisition, Rio Tinto and all persons with whom Rio Tinto is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under applicable law, to beneficially own, or exercise control or direction over, more than 49 per cent of the then outstanding Shares.
In addition, pursuant to the December 2010 Heads of Agreement, RTIH has agreed that it will not exercise the voting rights under its Shares for the election of RTIH nominees to the Company board of directors beyond its entitlements provided for in the Private Placement Agreement or to elect any individual (other than a director of the Company on the date of the December 2010 Heads of Agreement) until the earlier of:
(i)	the termination or expiry of the Standstill; and

(ii)	the date upon which an arbitrator or court determines, or the Company acknowledges, that the Company has acted or failed to act in a certain manner as set out in the December 2010 Heads of Agreement relating to the governance and management of the OT Project.
Notwithstanding the foregoing, if:

[1]	For purposes of the Private Placement Agreement, “Specified Activity” is defined to mean, in respect of the Company and, except as specifically contemplated or permitted by the terms of the Private Placement Agreement, any actions by a member of the Rio Tinto group to:

(i)	make a takeover bid or a tender offer or participate as a bidder in any takeover bid or tender offer for any or all issued and outstanding Shares or Convertible Securities,

(ii)	otherwise acquire, directly or indirectly, any Shares or Convertible Securities or any rights or options to acquire any Shares or Convertible Securities,

(iii)	propose any merger, statutory arrangement or business combination between the Company and any member of the Rio Tinto group,

(iv)	make any solicitation of proxies to vote any Shares, or

(v)	form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to any of the foregoing.

(i)	management or the board of directors of the Company or Robert M. Friedland or any of his affiliates, nominates or supports any individual who is not a RTIH nominee under the Private Placement Agreement or the December 2010 Heads of Agreement or a director of the Company on the date of the December 2010 Heads of Agreement for election as a director of the Company (an “Impermissible Nominee”); or
(ii)	any Impermissible Nominee is elected to the board of directors of the Company,
RTIH may, in addition to exercising the voting rights under its Shares for the election of RTIH nominees to the Company board of directors provided for in the Private Placement Agreement, nominate, and/or exercise such voting rights for the election of, a number of individuals of its choosing equal to the number of Impermissible Nominees.
In addition, if any Impermissible Nominee is appointed to the board of directors of Ivanhoe or Ivanhoe grants director nomination rights to any third party on or before the earlier of:
(i)	the termination or expiry of the Standstill; and
(ii)	the date upon which an arbitrator or court determines, or the Company acknowledges, that the Company has acted or failed to act in a certain manner as set out in the December 2010 Heads of Agreement relating to the governance and management of the OT Project, the Standstill will be deleted in its entirety and cease to be of any force and effect.
The Company also agreed that, from and after the date of the next annual general meeting of the Company’s shareholders until the earlier of (i) January 18, 2014 and (ii) the date the Company ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada, the independent directors of the Company will be entitled to appoint an independent director to be the Chairman of the Company.
RTIH agreed that, from and after the earlier of (i) an Ivanhoe Change of Control (as defined in the Private Placement Agreement) in favour of RTIH and (ii) the termination or expiry of the Standstill:
(i)	one incumbent Company director (selected by the incumbent Ivanhoe senior management and acceptable to RTIH) who is independent but who was not nominated by RTIH pursuant to its rights under the Private Placement Agreement; and
(ii)	two incumbent Company directors (selected by Robert M. Friedland and acceptable to RTIH) conditional upon Robert M. Friedland continuing to own at least 10 per cent. of the Company’s outstanding Shares, may remain as directors of the Company (on a board of 14 directors) and RTIH will exercise its voting power to vote in favour of such directors from time to time until the earlier of January 18, 2014 and the date the Company ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada.
The description of the December 2010 Heads of Agreement contained herein is qualified in its entirety by reference to Exhibit I attached hereto, which is incorporated herein by reference.
Interim Funding Facility
Under the December 2010 Heads of Agreement, RTIH agreed to make available to Ivanhoe a non-revolving interim funding facility of up to US$1.8 billion to be used to fund expenditures in respect of the OT Project whilst the parties work together to complete the project financing (the “Interim Funding Facility”), which will be repaid from the proceeds of the OT Project Financing, and will mature, and all principal, interest and other amounts thereunder will be finally due and payable, on December 31, 2013.
In addition, RTIH’s obligation to advance funding under the Interim Funding Facility is conditional upon, among other things:
(i)	receipt by RTIH of a funding request evidencing the necessity for a drawdown of funds for ongoing OT Project expenditures;
(ii)	receipt by RTIH of certain documents and financial statements of the Company and certain of its subsidiaries and evidence that all necessary corporate authorizations have been obtained by the Company and certain such subsidiaries;
(iii)	the Company having executed all necessary loan and security documentation;
(iv)	registrations under applicable personal property security legislation having been made;
(v)	all material consents, waivers, permits, orders and approvals having been obtained;
(vi)	no events or circumstances giving rise to a material adverse effect to the Company having occurred;
(vii)	no event of default or event which, with the giving of notice or the lapse of time, or both, would constitute an event of default having occurred;[2] and
(viii)	the OT Project Financing not having become available for drawdown.
The Company has given a series of positive and negative covenants to RTIH in respect of the Interim Funding Facility regarding conduct by itself and certain of its subsidiaries including, but not limited to (and subject to certain exceptions), the following:
(i)	no encumbrance of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom;
(ii)	no direct or indirect transfer of the revenues or cash flows derived from the OT Project to any third party;
(iii)	no off-take contracts or marketing contracts with respect to the OT Project unless approved by RTIH;

[2]	The following is a summary of some of the material events of default under the Interim Funding Facility: (i) the Company fails to pay when due any amount payable by it under the Interim Funding Facility; (ii) the Company or any of its subsidiaries breaches or fails to perform or observe, in any material respect, any obligation, covenant or provision contained in any agreement between the Company or any of its subsidiaries and any member of the Rio Tinto Group; (iii) a change of control of the Company occurs, other than a change of control in favour of Rio Tinto; (iv) any representation or warranty made or given by the Company or any of its subsidiaries under certain documents to which they are a party is materially inaccurate or misleading; (v) third party indebtedness exceeding certain thresholds is not paid when due or is accelerated or otherwise becomes due and payable; (vi) a specified insolvency event occurs in respect of the Company or any of its material subsidiaries; (vii) any material agreement to which the Company or any of its subsidiaries and any member of the Rio Tinto Group are parties is or becomes void or unenforceable against the Company or any of such subsidiaries or is terminated or repudiated; (viii) expropriation, nationalization or seizure of any material assets in respect of the OT Project; (ix) occurrence of any declared or undeclared war, civil war, riot, insurrection, sabotage or similar event which makes performance of contractual obligations under material agreements impracticable or unreasonably hazardous or causes destruction or physical damage to the OT Project facilities that renders their continued construction or operation impracticable; (x) any litigation, arbitration or administrative proceeding against the Company or a material subsidiary reasonably likely to have an adverse outcome and such outcome would be reasonably expected to have a material adverse effect on the Company; (xi) de-listing or suspension of trading of the Common Shares from the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market or the Company ceasing to be a “reporting issuer” in a province of Canada; or (xii) in the opinion of Rio Tinto, acting reasonably, an event occurs that has, or is likely to have, a material adverse effect on the Company.

(iv)	no direct or indirect transfer of the whole or any part of the OT Project’s assets or properties to any third party;
(v)	pay or cause to be paid when due all amounts in respect of principal, interest and any other amounts owing under the Interim Funding Facility;
(vi)	no encumbrances on present or future assets to secure any indebtedness of the Company or of any other person, other than indebtedness created under the Interim Funding Facility or specifically permitted debt (including any OT Project Financing);
(vii)	no indebtedness other than the Interim Funding Facility or specifically permitted debt (including any OT Project Financing);
(viii)	comply with applicable law;
(ix)	observe and perform all material obligations, covenants, terms and conditions under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other instrument;
(x)	maintain insurance; and
(xi)	not amend constitutional documents, enter into a merger, amalgamation or arrangement or effect an acquisition with a value in excess of US$5,000,000, or enter into any transaction whereby all or substantially all of the assets, property, effects or undertaking of Company or any material subsidiary would become the property of any other person.
The description of the Interim Funding Facility contained herein is qualified in its entirety by reference to Schedule D of Exhibit I attached hereto, which is incorporated herein by reference.
Shareholders’ Agreement
Pursuant to the Shareholders’ Agreement, as amended, Robert M. Friedland has agreed to vote or cause to be voted all of securities of the Company, including all Shares and Convertible Securities, held directly or indirectly by him and any of his affiliates (the “Owned Securities”), and, so long as they are held by Goldamere Holdings SRL, an additional 4,071,093 Shares, in favour of any transaction contemplated by the Private Placement Agreement for which the approval of the Company’s shareholders is required.
Robert M. Friedland has agreed that he will not, and will procure that each of his affiliates will not, except as expressly permitted by the Shareholders’ Agreement, directly or indirectly, Transfer any of his Owned Securities without the express prior written consent of RTIH, subject to certain limited exceptions, including a Transfer to a permitted transferee or pursuant to a Company Control Transaction.
Robert M. Friedland has also agreed to grant RTIH a right of first refusal and/or rights of placement with third parties, in respect of the Transfer by him of his Owned Securities to a third party, subject to certain limited exceptions, including a Transfer to a permitted transferee or pursuant to a Company Control Transaction.
The Shareholders’ Agreement will terminate on the earlier of (i) the date Robert M. Friedland holds no Owned Securities and (ii) January 18, 2012.
The description of the Shareholders’ Agreement contained herein is qualified in its entirety by reference to Exhibit C attached to the original Schedule 13D, which is incorporated herein by reference.
Registration Rights Agreement

On the First Closing Date, the Company and RTIH entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit D to the original Schedule 13D, pursuant to which the Company has agreed to provide RTIH with certain registration rights in respect of the Shares held by RTIH.
At any time after the first anniversary of the First Closing Date, RTIH may request that the Company file a registration statement with the SEC relating to all of the Shares in respect of which RTIH has requested registration (a “Demand Registration”). RTIH is entitled to demand up to five Demand Registrations provided that (i) the aggregate sale price of any Shares to be registered pursuant to a Demand Registration must be equal or greater than US$35 million, (ii) no more than two Demand Registrations may be requested in any twelve month period, and (iii) no request for a Demand Registration may be made within 90 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the Registration Rights Agreement.
If, at any time, the Company files a registration statement with the SEC, RTIH will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Shares held by RTIH as RTIH may request, subject only to certain prescribed limitations provided in the Registration Rights Agreement.
The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.
The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit D attached to the original Schedule 13D, which is incorporated herein by reference.
Although Rio Tinto and RTIH have no present intention to acquire securities of the Company other than pursuant to the Private Placement Agreement, the Shareholders’ Agreement, the Amending and Additional Rights Agreement, the December 2010 Heads of Agreement or otherwise as described herein, they intend to review their investment on a regular basis and, as a result thereof and subject to relevant terms and conditions of such agreements, depending upon their assessment of the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic and tax conditions, and other factors, may in the future take such actions with respect to its investment in the Company as they deem appropriate including, without limitation, availing themselves of their rights to acquire additional securities of the Company, seek additional representation on the board of the Company, and make proposals to the Company, alone or jointly with a third party, concerning the long-term structure of its existing investment, a direct ownership interest in the OT Project or other changes to the capitalization, ownership structure or operations of the Company. RTIH has confirmed to The Government of Mongolia that it will not sell or transfer to a person controlled by a foreign government any shares it may from time to time hold in the Company, OT LLC or another subsidiary of the Company that is a direct or indirect shareholder of OT LLC without the consent of The Government of Mongolia.
Except as set out herein, there are no plans or proposals relating to, or have resulted in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise set forth in Item 4 of the Schedule 13D, as amended and supplemented hereby, neither Rio Tinto nor RTIH, has any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, Rio Tinto and RTIH reserve their rights in full to change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D as they deem appropriate.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares, and on the Second Closing Date, RTIH acquired an additional 46,304,473 Shares. The Shares acquired were originally intended to produce an aggregate interest of 19.9 per cent of the Company’s outstanding Shares but, as a result of Share issues under employee share plans, the aggregate interest has been diluted to 19.7 per cent of the Company’s outstanding Shares. Pursuant to RTIH’s anti-dilution rights under the Private Placement Agreement (as described in Item 4), RTIH also acquired on December 4, 2008 an additional 243,772 Shares, Type A, Series 1 warrants having the same expiry date as the Series A Warrants and which were exercisable to purchase an additional 720,203 Shares at a price of Cdn$3.1465 per share and Type B, Series 1 Warrants having the same expiry date as the Series B Warrants and which are exercisable to purchase an additional 720,203 Shares at a price of Cdn$3.1465 per share.
Also pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired the Series A Warrants and the Series B Warrants which are exercisable to purchase an additional 92,053,044 Shares. On the Funding Date, RTIH acquired the Series C Warrants which are exercisable to purchase an additional 35,000,000 Shares.
Pursuant to the Acquisition, RTIH acquired 15,000,000 Shares, representing upon issuance 2.7 per cent of the outstanding Shares.
Pursuant to the exercise of the Series A Warrants, RTIH acquired 46,026,522 Shares.
Pursuant to the conversion of the Loan Amount at a price of US$10 per share on September 13, 2010, RTIH acquired 40,083,206 Shares.
Pursuant to the exercise of the Type A, Series 1 Warrants, RTIH acquired 720,203 Shares.
Pursuant to the exercise of the 33,783,784 Series B Warrants and completion of the purchase of the RMF Shares and the Citi Base Shares, RTIH will acquire 53,783,784 Shares.
Therefore, each of Rio Tinto and RTIH is deemed to beneficially own 306,828,533 Shares which, assuming the exercise of the remaining Series B Warrants, Series C Warrants and Type B, Series 1 Warrants, the exercise of the Subscription Right and the exercise of 33,783,784 Series B Warrants and completion of the purchase of both the RMF Shares and the Citi Base Shares, in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date, the 46,304,473 Shares acquired by RTIH on the Second Closing Date, 243,772 Shares acquired by RTIH on December 4, 2008, the 15,000,000 Shares from the completion of the Acquisition, the 46,026,522 Shares acquired by RTIH pursuant to the exercise of the Series A Warrants, the 40,083,206 Shares conversion acquired following the conversion of the Loan Amount and the 720,203 Shares acquired by RTIH pursuant to the exercise of the Type A, Series 1 Warrants, would represent 48.4 per cent of the Company’s outstanding Shares on a fully diluted basis.
The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 532,425,755 Shares outstanding as of December 8, 2010, as represented to RTIH by the Company under the December 2010 Heads of Agreement. Assuming the exercise of 18.8 million incentive stock options in the Company’s Shares outstanding, as contained in the Company’s Quarterly Financial Report for the Three and Nine Months Ended September, 2010, each of Rio Tinto and RTIH would be deemed to beneficially own 47.0 per cent of the Company’s outstanding Shares on a fully diluted basis.
In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.
Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.
The Amending and Additional Rights Agreement
The Amending and Additional Rights Agreement provides that, until October 24, 2012, the Company will not, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or Convertible Securities to a person who is not a retail investor or an institutional investor who meets certain prescribed criteria under the Private Placement Agreement (any such person, a “Strategic Purchaser”) if, following such acquisition, the Strategic Purchaser and all persons with whom the Strategic Purchaser is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under applicable law, to beneficially own, or exercise control or direction over, more than 5 per cent of the then issued and outstanding Shares (the “Strategic Purchaser Covenant”). The Company may terminate the Strategic Purchaser Covenant upon 60 days’ written notice to RTIH. The Company may not terminate the Strategic Purchaser Covenant during the Exercise Period or the Closing Period. The Company gave notice terminating the Strategic Purchaser Covenant on July 13, 2010, and the Strategic Purchaser Covenant terminated on September 11, 2010.
The description of the Heads of Agreement, the Amending and Additional Rights Agreement and the Credit Agreement contained herein is qualified in its entirety by reference to Exhibits F, G and H, respectively, which are incorporated herein by reference.
Equity Financing Right of First Offer
The Amending and Additional Rights Agreement provides that, if, at any time and from time to time until October 24, 2012, the Company is contemplating to, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or Convertible Securities to any person other than a member of the Rio Tinto group in any Equity Financing Transaction, except for certain exempt transactions, the Company may only effect such Equity Financing Transaction subject to the Right of First Offer, exercisable within the Exercise Period. If the Right of First Offer is not exercised by RTIH prior to the expiry of the Exercise Period, the Company will have the right during the Closing Period to issue all, but not less than all, of the Shares or Convertible Securities to the person or persons named in the Financing Notice for cash consideration having a value equal to or higher than the value of the cash consideration for which the Company offered the Shares or Convertible Securities to RTIH and on terms and conditions no less favourable to the Company than those set out in the Financing Notice.
Use of Proceeds
Pursuant to the Private Placement Agreement, the Company has agreed that it will use not less than 90 per cent of the proceeds received from the issuance of the Shares to RTIH under the Private Placement Agreement and from the exercise of the Series A Warrants, the Series B Warrants and the Series C Warrants to fund expenditures in respect of the development of the OT Project.
Pursuant to December 2010 Heads of Agreement, the Company agreed that, other than US$180 million in the aggregate, all of the proceeds from the Rights Offering, the sale of Shares or the Company convertible securities to Rio Tinto (including, without limitation, from the exercise by RTIH of its existing Warrants and the Subscription Right) and certain other assets will be used to fund expenditures in respect the OT Project.
OT Project Right of First Refusal
Pursuant to the Private Placement Agreement, RTIH has been granted a right of first refusal in respect of the Company’s interests in the OT project that is exercisable for a period of 60 days, subject to certain limited exceptions, if the Company intends to dispose of any interest in the OT Project to a third party. In respect of any such proposed disposition, the Company must first offer such interests to RTIH at an equivalent price and on equivalent terms and conditions to those available to the third party to whom such proposed disposition is to be made and from whom the Company has received an offer on bona fide arm’s length terms. RTIH’s right of first refusal is inoperative unless, at the time the Company proposes to make any such disposition, Rio Tinto and its affiliates beneficially own (disregarding any unissued Shares underlying unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Shares that is equal to or greater than the First Tranche Private Placement Shares.
The Private Placement Agreement also provides that the Company and RTIH will consult with one another regarding further opportunities for the Rio Tinto group to participate in the OT Project.
Technical Committee
Pursuant to the Private Placement Agreement, RTIH and the Company have agreed to establish a technical committee (the “Technical Committee”) to manage all aspects of the engineering, construction, development and operation of the OT Project. The Company and RTIH will, through the Technical Committee, cooperatively oversee and supervise all operations in respect of the OT Project. All material activities and operations in respect of the OT Project must be approved by the Technical Committee before they can be undertaken.
The Technical Committee will consist of two members from the Company, two members from RTIH and a fifth member who will act as the chairman of the Technical Committee and as the senior manager of the OT Project. The chairman of the Technical Committee will be an individual reasonably acceptable to both the Company and RTIH. The Company had the right to appoint the chairman of the Technical Committee during the first three years following the First Closing Date. After three years, RTIH will have the right to appoint the chairman of the Technical Committee and senior manager of the OT Project.
RTIH’s right to appoint members and be represented on the Technical Committee will immediately terminate if Rio Tinto and its affiliates beneficially own (disregarding any unissued Shares underlying any unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Shares that is less than the number of First Tranche Private Placement Shares.
Any decision of the Technical Committee in respect of which a consensus cannot be reached among its members will be subject to a vote in respect of which each of the five members of the Technical Committee will have one vote.
During the three year period following the First Closing Date, the unanimous consent of all Technical Committee members will be required for matters involving (a) asset or property acquisitions or contractual commitments requiring expenditures exceeding US$100 million, (b) acquisitions of interests in land or mineralization within the geographical areas comprising the OT Project requiring expenditures exceeding US$10 million, or (c) any material amendments to the existing OT Project long term mine plan or the adoption of any new long term mine plan.
Pursuant to the Amending and Additional Rights Agreement, while RTIH maintains a representative on the Technical Committee, RTIH will have the right to appoint the Managing Director of Ivanhoe Mines Mongolia Inc. XXK, a wholly-owned subsidiary of the Company (the “OT Subsidiary”) who (i) will report to the chairman of the Technical Committee, (ii) will be responsible for the matters set out in a position description to be agreed by all members of the Technical Committee and (iii) may be replaced by RTIH at any time and from time to time.
While RTIH maintains a representative on the Technical Committee, RTIH will have the right to appoint the Chief Financial Officer of the OT Subsidiary who (i) will report to the Managing Director of the OT Subsidiary, (ii) will be responsible for the matters set out in a position description to be agreed by all members of the Technical Committee and (iii) may be replaced by RTIH at any time and from time to time.
The Company will cause the OT Subsidiary to appoint the Managing Director and Chief Financial Officer appointed by RTIH. The position description for each of the Managing Director and Chief Financial Officer may only be amended by the unanimous vote of the Technical Committee. Notwithstanding the foregoing, if RTIH has appointed the chairman of the Technical Committee, the position description for each of the Managing Director and Chief Financial Officer may be amended by a majority vote of the Technical Committee.
Governance Arrangements
Pursuant to the December 2010 Heads of Agreement:
(i)	Those Company subsidiaries (collectively, the “OT Holdcos”) that own the Company’s 66 per cent. interest in OT LLC will (i) appoint all of the directors of OT LLC reserved for the OT Holdcos under the Shareholders’ Agreement dated 6 October 2009 among the OT Holdcos, OT LLC and Erdenes MGL LLC (the “OT Shareholders’ Agreement”) based on the instructions of RTIH, as to three directors, and the Company, as to the remaining three directors, and (ii) exercise all of the OT Holdcos’ rights under the OT Shareholders’ Agreement in accordance with instructions given by the RT/IVN Operating Committee (as defined below).

(ii)	The Company and RTIH will instruct their respective nominee directors of OT LLC to participate and to vote at OT LLC board meetings as a bloc in accordance with the instructions received from a newly formed and contractually created governance body (the “RT/IVN Operating Committee”).
(iii)	Four directors of OT LLC appointed by OT Holdco (two from each of RTIH and the Company) will be the members of the RT/IVN Operating Committee. RTIH will be entitled to appoint one of its directors as the chairman of the RT/IVN Operating Committee.
(iv)	All decisions of the RT/IVN Operating Committee, other than decisions in respect of certain defined fundamental matters (“Special Matters”)[3] will require a majority vote of the members with a casting vote of the chairman in the case of a tie. Decisions in respect of Special Matters will require a unanimous vote of the members of the RT/IVN Operating Committee.
(v)	RTIH may from time to time prepare a feasibility study for an expansion or modification of the currently envisaged OT Project development plan and the approval of the expansion or modification as proposed in the feasibility study will not constitute a Special Matter provided that no feasibility study may be presented which: (A) requires material incremental capital expenditure (US$200 million or more) to be spent before January 1, 2013; (B) envisages the construction of a 50 megawatt or greater power plant commencing before January 1, 2015; or (C) envisages the construction of a smelter, unless such capital expenditure is funded by RTIH on the same terms, with certain exceptions, as agreed in respect of funding for scope changes that qualify as Special Matters.
(vi)	The terms and conditions governing the RT/IVN Operating Committee are reflected in Schedule E to the December 2010 Head of Agreement, which is incorporated herein by reference, which will be superseded and replaced by a governance agreement based on the terms and conditions set out in Schedule E to the December 2010 Head of Agreement (the “RT/IVN Governance Agreement”).
(vii)	If the Company breaches any key terms of the RT/IVN Governance Agreement, RTIH will be released from the Standstill and will be entitled to one-half of the Company’s 50 per cent. entitlement to the Management Services Payment (as defined in the OT Shareholders’ Agreement). If RTIH breaches any key terms of the RT/IVN Governance Agreement, the CAAA Covenants, the covenants under the Interim Funding Facility, the Right of First Refusal under the Private Placement Agreement and the No-Sale Covenant will terminate.
OT Project Management and Exploration
(i)	A Rio Tinto affiliate (the “Rio Tinto Manager”) will be appointed to manage the OT Project pursuant to an agreement (the “OT Management Agreement”) acceptable to the board of

[3]	As used herein, “Special Matters” include, among other things: (i) amendments to the OT Shareholders’ Agreement or the Investment Agreement among the Company, RTIH, OT LLC and the Government of Mongolia (the “OT Investment Agreement”); (ii) certain related party transactions entered into by OT LLC that are not on arm’s length commercial terms; (iii) alteration to the number of directors that each of the Company and/or RTIH can appoint to the OT LLC board; (iv) changes to the dividend distribution policy of OT LLC; (v) increased capital expenditures resulting from certain scope changes in respect of the OT Project unless RTIH provides funding in respect of such increased expenditure; (vi) a merger or reorganization of OT LLC; (vii) the sale or transfer by OT LLC of all or any part of its assets other than a sale or transfer in the ordinary course of business of the OT Project; (viii) the issuance of debt in excess of a specified amount subject to certain agreed exceptions; (ix) the pledge or encumbrance of a substantial amount of OT LLC’s assets subject to certain agreed exceptions; (x) any issuance of securities or other action that would cause the OT Holdcos’ aggregate percentage holding of common shares in OT LLC to decrease; (xi) an amendment to the constitution of OT LLC; (xii) the admission of additional shareholders of OT LLC; and (xiii) any change to the board voting structure of OT LLC.

directors of OT LLC. The terms and conditions of the OT Management Agreement to be presented to the board of directors of OT LLC are reflected in Schedule F to the December 2010 Heads of Agreement, which is incorporated herein by reference.
(ii)	The Rio Tinto Manager will perform its obligations and exercise its powers: (A) in a manner that is fair and reasonable and in the best interests of OT LLC; (B) in a good, workmanlike and efficient manner, with the degree of care, consistent with and applying suitable engineering, mining and processing methods and practices, in each case in accordance with the practice adopted by the Rio Tinto Group for large scale mining projects (which practice must accord at least with good industry practice); and (C) in compliance with the terms and provisions of applicable laws and all other licences, permits, contracts, and other agreements pertaining to the OT Project, including the OT Investment Agreement and the OT Shareholders’ Agreement.
(iii)	The Rio Tinto Manager will not have any liability to OT LLC in relation to or arising out of the performance of the Rio Tinto Manager’s obligations under the OT Management Agreement, except in cases of Gross Fault of the Rio Tinto Manager. “Gross Fault” means (a) fraud or wilful and intentional misconduct by the Rio Tinto Manager or (b) any act or omission by the Rio Tinto Manager which amounts to a wanton or reckless disregard for or violation of the rights or safety of others, but shall be deemed not to include any act or omission done or omitted to be done, if resulting (x) from the express direction of the OT LLC Board, (y) with the knowledge and concurrence of directors of the OT LLC Board who are not nominees of the Rio Tinto Group, or (z) from an action taken in good faith by the Rio Tinto Manager to protect life, health or property.
(iv)	If the Rio Tinto Manager commits Gross Fault twice in any 12 month period that, if capable of remedy, has not been remedied within 60 days after being required in writing to do so, or if incapable of remedy, fails to pay agreed compensation, or in the absence of agreement, compensation determined pursuant to arbitration, the chairman of the RT/IVN Operating Committee will call a meeting to discuss what, if any, action should be taken in relation to the changing of the Rio Tinto Manager including the removal of the Rio Tinto Manager responsible for the relevant breach and the selection of a new Rio Tinto Manager. In the event that the RT/IVN Operating Committee determines for the removal and replacement of the Rio Tinto Manager, they may also instruct RTIH that any relevant personnel employed by the Rio Tinto Manager who was responsible for the relevant breach will not be employed by the new Rio Tinto Manager.
(v)	OT LLC may terminate the OT Management Agreement if: (A) an order is made or a resolution is passed for the winding-up of the Rio Tinto Manager or if the Rio Tinto Manager is unable to pay its debts, or stops or suspends or threatens to stop or suspend payment of its debts, as they fall due, which in any of such cases causes the Rio Tinto Manager to be unable to perform its obligations hereunder; (B) the Rio Tinto Group disposes of a sufficient number of Shares such that it ceases to hold a combined direct and/or indirect beneficial ownership interest in OT LLC of more than 10 per cent.; or (C) the Manager ceases to be a wholly owned member of the Rio Tinto Group and the situation is not remedied within 60 days after being required in writing to do so.
(vi)	Subject to approval by the OT LLC board of directors of the OT Management Agreement, exploration within the areas covered by the OT Project licenses, but outside of the “Core Area” of the OT Project, will be managed by a designated subsidiary of the Company (on a non-exclusive basis) by way of sub-contract from the Rio Tinto Manager pursuant to an agreement (the “OT Exploration Agreement”). The Company will be responsible for preparing exploration programs and budgets but Rio Tinto will have the right to approve any exploration expenditures in excess of US$30 million per year. The terms and conditions of the OT Exploration Agreement are reflected in Schedule G to the December 2010 Heads of Agreement, which is incorporated herein by reference.
The description of the December 2010 Heads of Agreement contained herein is qualified in its entirety by reference to Exhibit I attached hereto, which is incorporated herein by reference.
Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Rio Tinto and RTIH or, to the best of their knowledge, any of the persons named in Schedule A hereto or between Rio Tinto or RTIH and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.

Exhibit
Number	Description
A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M. Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads Of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006

**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007

***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2010

Rio Tinto plc

By:	/s/ Ben Mathews
Signature

Ben Mathews / Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

SCHEDULE A
The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors
Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

Tom Albanese	Chief Executive of	2 Eastbourne Terrace	United States of
	Rio Tinto	London W2 6LG	America
United Kingdom

Guy Elliott	Finance Director of	2 Eastbourne Terrace	United Kingdom
	Rio Tinto	London W2 6LG
United Kingdom

Sam Walsh	Chief Executive of	120 Collins Street	Australia
	the Iron Ore Group	Melbourne Victoria 3000
Australia

Robert Brown	Company Director	1188 Sherbrooke Street	Canada
West, Montreal, Quebec
H3A 3G2, Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

Sir Rod Eddington	Company Director	120 Collins Street	Australia
Melbourne
Victoria 3000
Australia

Mike Fitzpatrick	Company Director	120 Collins Street	Australia
Melbourne
Victoria 3000
Australia

Yves Fortier	Company Director	1188 Sherbrooke Street	Canada
West, Montreal, Quebec
H3A 3G2, Canada

Ann Godbehere	Company Director	2 Eastbourne Terrace	Canada
		London W2 6LG	and United Kingdom
United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace	United States of
		London W2 6LG	America
United Kingdom

Present Principal
Name	Occupation	Business Address	Citizenship
Andrew Gould	Chairman and Chief	2 Eastbourne Terrace	United Kingdom
	Executive Officer of	London W2 6LG
	Schlumberger Ltd.	United Kingdom

Lord Kerr	Company Director	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street	Canada
West, Montreal, Quebec
H3A 3G2, Canada

Executive Officers
Hugo Bagué	Group Executive,	2 Eastbourne Terrace	Belgium
	People and	London W2 6LG
	Organisation	United Kingdom

Preston Chiaro	Group Executive,	4700 Daybreak Parkway	United States of
	Technology &	South Jordan, Utah	America
	Innovation	84095
United States

Bret Clayton	Group Executive,	2 Eastbourne Terrace	United States of
	Business Support and	London W2 6LG	America
	Operations	United Kingdom

Jacynthe Coté	Chief Executive of	2 Eastbourne Terrace	Canada
	Rio Tinto Alcan	London W2 6LG
United Kingdom

Andrew Harding	Chief Executive of	2 Eastbourne Terrace	Australia
	Rio Tinto Copper	London W2 6LG
United Kingdom

Harry Kenyon-Slaney	Chief Executive of	2 Eastbourne Terrace	United Kingdom
	Rio Tinto Diamonds &	London W2 6LG
	Minerals	United Kingdom

Doug Ritchie	Chief Executive of	3 West Tower	Australia
	Rio Tinto Energy	410 Ann Street
Brisbane, QLD 4000
Australia

Debra Valentine	Group Executive,	2 Eastbourne Terrace	United States of
	Legal and External	London W2 6LG	America
	Affairs	United Kingdom

Sam Walsh	Chief Executive of	2 Eastbourne Terrace	United Kingdom
	the Iron Ore Group	London W2 6LG
United Kingdom

Rio Tinto International Holdings Limited
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors
Dan Larsen	Director	2 Eastbourne Terrace	United States of
		London W2 6LG	America
United Kingdom

Ulf Quellmann	Director	2 Eastbourne Terrace	Germany
London W2 6LG
United Kingdom

Ben Mathews	Director	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

Executive Officers
Matthew Whyte	Secretary	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

EXHIBIT INDEX

Exhibit
Number	Description
A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M. Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads Of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006

**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007

***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007